UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 4, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Alesco Financial Inc.

File No. 333-159661 – CF # 24077

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   Alesco Financial Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-4 registration statement filed on June 2, 2009, as amended.

   Based on representations by Alesco Financial Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

     Exhibit 10.25   through May 31, 2011

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Sonia Gupta Barros
           Special Counsel